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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

September 25, 2020

VIA EDGAR CORRESPONDENCE

Mr. Christopher R. Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs ETF Trust (the “Registrant”)
Registration Statement on Form N-14
File No. 333-248462

Dear Mr. Bellacicco:

This letter responds to comments that you provided to Vince T. Nguyen and Nicholas Sanville of Dechert LLP during a telephonic discussion on September 18, 2020 with respect to your review of the combined information statement/prospectus on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Goldman Sachs Data-Driven World ETF, Goldman Sachs Finance Reimagined ETF, Goldman Sachs Human Evolution ETF, Goldman Sachs Manufacturing Revolution ETF and Goldman Sachs New Age Consumer ETF (each, an “Acquired Fund” and together the “Acquired Funds”), each a series of the Registrant, with and into Goldman Sachs Innovate Equity ETF (the “Surviving Fund” and together with the Acquired Funds, the “Funds”), a newly organized series of the Registrant, filed with the U.S. Securities and Exchange Commission (“SEC”) on August 28, 2020. The Registrant has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

The Registrant will file Post-Effective Amendment No. 1 to the Registration Statement, which will reflect the disclosure changes discussed below. The Registrant has also attached a courtesy redline to this correspondence reflecting the disclosure changes discussed below.

On behalf of the Registrant, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

Mr. Bellacicco September 25, 2020 Page 2

General

1.

Comment: The Staff reminds you that the Registrant and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please also respond to our comments in writing and file as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide draft disclosure with your letter.

Response: The Registrant acknowledges the comments and has addressed them accordingly.

Combined Information Statement/Prospectus

2.

Comment: To the extent applicable, please incorporate any comments to the Surviving Fund’s filing pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “485(a) Filing”), into the Registration Statement.

Response: The Registrant acknowledges the comment and will revise the Registration Statement accordingly to the extent applicable.

3.

Comment: Under the “Introduction – Questions and Answers – Why did the Board approve the Plan of Reorganization?” section, please discuss any potential “drawbacks” of the Reorganization that the Board considered to ensure the disclosure is fair and balanced.

Response: Without necessarily considering this a “drawback,” the Registrant has revised the disclosure to include an additional bullet point stating that the Board considered current shareholders of the Acquired Funds who do not want to have combined exposure to all five Themes may elect to sell their shares in the market prior to the closing of the Reorganization. The Registrant otherwise believes the disclosure referenced above adequately reflects the Board’s considerations of the Reorganization.

4.

Comment: Please include a hyperlink for any documents that are incorporated by reference as required by the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”) and related rule and form requirements.

Response: The Registrant has incorporated this comment.

Mr. Bellacicco September 25, 2020 Page 3

5.

Comment: Under the “Summary – Comparison of the Funds’ Underlying Indexes - Comparison of the Index Methodologies of the Acquired Funds and the Surviving Fund” section, please discuss the impacts to shareholders resulting from the differences between the index methodologies of the Acquired Funds and the Surviving Fund.

Response: The Registrant has revised the disclosure consistent with this comment.

6.

Comment: Under the “Summary – The Funds’ Fees and Expenses and Supplemental Financial Information” section, the Staff notes that the Acquired Funds’ fees and expenses are provided as of February 29, 2020. Please provide figures as of a more current date in accordance with Item 3(a) of Form N-14.

Response: The Registrant has revised the disclosure to provide fees and expenses paid by the shareholders the Acquired Funds for the fiscal year ended August 31, 2020 consistent with this comment.

7.

Comment: Please supplementally provide an analysis supporting the determination that the Surviving Fund should be the accounting and performance survivor following the Reorganization in accordance with the Staff’s positon in the North American Securities Trust no-action letter (Aug. 5, 1994) (“NAST Letter”).

Response: In the NAST Letter, the Staff indicated that to determine the accounting survivor in a fund reorganization, the attributes of the participating funds should be compared with those of the surviving fund to determine which of the participants the surviving fund will most closely resemble. The Staff articulated five key factors that should be considered when making this comparison: (1) investment advisers; (2) investment objectives, policies and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition.

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Investment Advisers. Goldman Sachs Asset Management, L.P. is the investment adviser to each Acquired Fund and the Surviving Fund. Raj Garigipati, Managing Director, and Jamie McGregor, Vice President, are the portfolio managers for each Acquired Fund and the Surviving Fund.

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Investment Objectives, Policies and Restrictions. As noted in the Registration Statement, the Surviving Fund’s investment objective is to provide investment results that closely correspond, before fees and expenses, to the performance of an underlying index designed to provide combined exposure to the same Themes as the Acquired Funds’ underlying indexes, subject to certain differences. Accordingly, the Surviving Fund’s underlying index is effectively a combination of each individual Acquired Fund underlying index, subject to certain differences in index methodology. Given this, the Surviving Fund’s portfolio and exposures will be very different from any one individual Acquired Fund. The Surviving Fund’s fundamental investment policies and restrictions are identical to those of each Acquired Fund.

Mr. Bellacicco September 25, 2020 Page 4

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Expense Structures and Expense Ratios. The Surviving Fund will have the same unitary management fee arrangement, including a contractual management fee rate equal to 0.50% of average daily net assets, as each of the Acquired Funds.

•

Asset Size. The Surviving Fund has not commenced investment operations and therefore has no assets. The approximate asset size of each Acquired Fund as of September 23, 2020 is as follows: Goldman Sachs Data-Driven World ETF - $41.5 million; Goldman Sachs Finance Reimagined ETF - $34.4 million; Goldman Sachs Human Evolution ETF - $49.8 million; Goldman Sachs Manufacturing Revolution ETF - $33.2 million; and Goldman Sachs New Age Consumer ETF - $60.5 million. Accordingly, none of the Acquired Funds is substantially larger than the others such that this factor would favor a particular Acquired Fund.

•

Portfolio Composition. Because each Acquired Fund is expected to effectively be one component of the overall portfolio of the Surviving Fund, the composition of the Surviving Fund’s portfolio is not expected to overlap significantly with any particular Acquired Fund.

In analyzing each of these factors, the Registrant believes that the investment objectives, policies and restrictions factor clearly favors the selection of the Surviving Fund as the accounting and performance survivor, and no other factor weighs in favor of a particular Acquired Fund as the accounting and performance survivor. Accordingly, the Registrant believes that the Surviving Fund is the logical accounting and performance survivor, as the Surviving Fund will not closely resemble any one Acquired Fund. In addition, because no other factors (such as asset size) weigh in favor of a particular Acquired Fund as the accounting and performance survivor, a selection of one to be the accounting and performance survivor would be arbitrary. Furthermore, carrying forward the performance history of any of the Acquired Funds could potentially be misleading to investors given the differences between each individual Acquired Fund and the new, combined Surviving Fund. Accordingly, the Registrant believes that the Surviving Fund should be the accounting and performance survivor in accordance with the Staff’s guidance in the NAST Letter.

8.	Comment: If there is expected to be any portfolio repositioning of the Acquired Funds, please include appropriate disclosure, including a discussion of any tax impact on shareholders.

Mr. Bellacicco September 25, 2020 Page 5

Response: As stated in the “Summary – The Funds’ Fees and Expenses and Supplemental Financial Information – Supplemental Financial Information” section, the Reorganization will not result in a material change to each Acquired Fund’s investment portfolio due to the investment restrictions of the Surviving Fund. Notwithstanding the foregoing, changes will be made to an Acquired Fund’s portfolio in advance of the Reorganization in order to reflect the constituents of the Solactive Index as determined through its most recent rebalancing. At this time, the Registrant does not expect any material adverse tax consequences to shareholders as a result of such repositioning. The Registrant has, however, added disclosure regarding the tracking error impact of such repositioning.

9.

Comment: The Staff notes that reference is made to the Investment Adviser’s assets under management as of March 31, 2020. If the Investment Adviser’s assets under management has changed materially since March 31, 2020, please provide the assets under management as of a more recent date.

Response: The Registrant has revised the disclosure to reflect the Investment Adviser’s assets under management as of June 30, 2020 consistent with this comment.

Statement of Additional Information (“SAI”)

10.

Comment: The Staff notes that some of the disclosure in the “Potential Conflicts of Interest” section included in the SAI differs from the disclosure in the Surviving Fund’s 485(a) Filing. Please confirm that the disclosures in the Registration Statement and the Surviving Fund’s 485(a) Filing will match.

Response: The Registrant hereby confirms that the disclosures referenced above will match.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Sincerely,

/s/ Stephanie Capistron
Stephanie Capistron

cc:	Joseph McClain, Goldman Sachs Asset Management, L.P.